Exhibit 21.1

RedCloud Holdings plc

Subsidiaries

Subsidiary	Jurisdiction of Incorporation
RedCloud Technologies Limited	England and Wales
RedCloud IP Limited	England and Wales
RedCloud Peru S.A.C	Peru
RedCloud Technologies Brasil Servicos Digitais Ltda	Brazil
RedCloud Technology Argentina SA	Argentina
RedCloud Technologies Inc.	Delaware
RedCloud Technologies (Portugal) Unipessoal Lda	Portugal
RedCloud Technologies (Pty) Ltd	South Africa
Marketplace Technologies Nigeria Limited	Nigeria
RedCloud Trust SA	Argentina